UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K
__________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-33784
__________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SANDRIDGE ENERGY, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5
Notes to Financial Statements	6
Supplemental Schedule*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2015	14

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
SandRidge Energy, Inc. 401(k) Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of SandRidge Energy, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents at December 31, 2015 has been subjected to the auditing procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's (“DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 27, 2016

SANDRIDGE ENERGY, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2015	2014
Assets
Investments, at fair value	$60,135,069	$69,659,231
Investments, at contract value	3,788,651	3,307,803
Total investments	63,923,720	72,967,034
Receivables
Employer contributions	509,957	545,684
Employee contributions	523,900	619,554
Notes receivable from participants	1,668,941	2,550,997
Total assets	66,626,518	76,683,269

Liabilities
Accrued expenses	31,947	42,208
Total liabilities	31,947	42,208
Net assets available for benefits	$66,594,571	$76,641,061

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2015

Additions
Dividends from investments	$2,315,441
Interest on notes receivable from participants	63,552
Contributions
Employer	8,435,364
Employee	9,240,837
Rollovers	786,257
Total additions	20,841,451
Deductions
Net depreciation in fair value of investments	14,014,627
Payment of benefits	16,784,783
Administrative expenses	88,531
Total deductions	30,887,941
Net decrease	(10,046,490)

Net assets available for benefits, beginning of year	76,641,061
Net assets available for benefits, end of year	$66,594,571

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) provides only general information. For a more complete description of the Plan's provisions, participants in the Plan should refer to the Plan Agreement.
      General
The Plan is a defined contribution plan covering all eligible employees of SandRidge Energy, Inc. and its subsidiaries (collectively, the “Company” or “Employer”). Employees must be at least 21 years of age and complete two consecutive months of service with the Company in order to be eligible to participate in the Plan. Eligible employees may begin participating on the first day of the first plan quarter after satisfying the Plan's eligibility requirements. Employees qualifying as eligible rehired participants may begin participating in the Plan immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
      Contributions

Participant Contributions. Eligible employees may contribute a percentage of their pretax compensation to the Plan through a payroll deduction program. The Code and Plan Agreement limit discretionary employee contributions to an annual amount, which is adjusted for inflation under the Code.
Participants may direct contributions into one or more of the available investment options, including a self-directed brokerage account.
Effective January 1, 2015, the Plan implemented a feature whereby deferrals of individuals automatically enrolled in the Plan at an initial deferral rate of three percent are automatically escalated one percent annually up to a maximum deferral rate of six percent.
Company Contributions. The Company determines the matching contribution to be made to the Plan by the Company for each plan year on the first day of that plan year. For the plan year ended December 31, 2015, the Company made matching contributions to the Plan equal to a dollar for each dollar contributed by the participant up to 10% of the participant's eligible compensation. Company contributions are deposited with the Plan at least annually. During 2015, the Company's contributions to the Plan were made concurrently with the participant contributions.
Through January 6, 2016 Company matching contributions were invested entirely in shares of the Company's common stock. After one year of service, participants could transfer amounts allocated to their accounts from the Company's matching contribution to other investment options available under the Plan and could change their future match allocation to other available investment options. See Note 11 for changes to matching contributions after January 6, 2016.
In addition to Company matching contributions, the Plan permits the Company to make profit sharing contributions at its discretion. Any profit sharing contribution made by the Company shall be allocated to eligible employee accounts in proportion to the employee's compensation as a percentage of total compensation of all eligible employees and will vest based on years of service pursuant to the Plan Agreement. The Company made no profit sharing contributions during 2015.
      Payment of Benefits
The Plan provides for payments of benefits to participants or their beneficiaries (i) upon a participant's attainment of age 60, (ii) in the event of a participant's death, (iii) in the event a participant becomes permanently disabled or (iv) in the event a participant age 59 ½ or older elects to receive in-service distributions.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Vesting
Participants are immediately 100% vested in the discretionary employee contribution portion of their accounts plus earnings thereon. The Company's matching contributions plus earnings thereon vest based on years of service, as shown in the table below, pursuant to the Plan Agreement.
Upon termination of service due to a participant's death, disability or retirement, the participant has a nonforfeitable right to 100% of his or her account balance. Upon termination of service for any other reason, a participant's nonforfeitable interest in the portion of his or her account balance attributable to Company contributions shall be determined in accordance with the following vesting schedule:

Full Years of Credit Service	Vesting Percentage
One year but less than two	25%
Two years but less than three	50%
Three years but less than four	75%
Four years or more	100%
      Forfeitures
Unvested Company matching contributions, if any, are forfeited and remain in the Plan following separation of employment due to reasons other than a participant's death, disability or retirement. At December 31, 2015 and 2014 there were no unvested forfeitures included in Plan assets. Unvested forfeited amounts may be used to pay Plan expenses that otherwise would be payable by Plan assets or reduce Company matching contributions in accordance with the Plan Agreement. During 2015, forfeitures of $211,328 were used to reduce Company matching contributions.
      Termination of the Plan
The Company has the right under the Plan Agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants' accounts will become 100% vested and the Plan's assets will be distributed in accordance with the terms of the Plan Agreement.
      Participant Accounts
Each participant's account is credited with the participant's discretionary contributions and earnings thereon and an allocation of the Company's contributions and earnings thereon. Each participant is entitled to the fully vested portion of the participant's account. The amount of benefits to which a participant is entitled is determined as of the date a participant's distribution is processed.
      Notes Receivable from Participants
Participants may obtain loans from the Plan. The minimum amount a participant may borrow from the Plan is $1,000, and the maximum amount a participant may borrow from the Plan is the lesser of $50,000 or 50% of the participant's vested account balance. All notes related to such loans are secured by the participant's vested account balance and bear interest at a rate, determined for each participant loan as of the date the loan application is signed, equal to the prime rate for loans prior to January 1, 2015 or the prime rate plus two percent thereafter. Repayment is made in bi-weekly installments over a period not extending beyond five years from the date of the loan.
Plan Administration
The Plan is administered by designated Company personnel. Reliance Trust Company (the “Trustee”) is designated as the Plan's trustee and has delegated responsibility for the custody and management of the Plan's assets to Fidelity Investments (the “Custodian”) and The Newport Group (the “Record Keeper”), respectively. The Company has engaged an investment consultant to assist in (i) selecting appropriate and prudent investment options and (ii) monitoring and evaluating performance results of the investment options to assure that the investment objectives applicable to the investment options are being met. The Company provides administrative and managerial services to the Plan at no charge. Investment expenses charged to the Plan are paid out of Plan assets or by the Company.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Partial Plan Termination
The Company has determined that the Plan is in a partial termination status which started during 2014 and continued through 2016 as a result of reductions in the Company's workforce made in order to align workforce size with expected reduced activity levels resulting from lower commodity prices. All affected Participants will be or will continue to be fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Valuation of Investments and Income Recognition
Investments are reported at fair value with the exception of fully benefit-responsive investment contracts. Fair value, as defined by Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) is the price less costs to sell, if significant, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit responsive investment contracts. See Recent Accounting Pronouncements below for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The change in market value of investments is reflected in the statement of changes in net assets available for benefits as appreciation or depreciation in fair value of investments. Investment-related expenses are included in net depreciation of fair value of investments. Dividends are recorded on the ex-dividend date.
     Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits
Benefit payments to Plan participants are recorded when paid.
Risks and Uncertainties

The Plan provides for investment in various mutual funds, other investment securities and through January 6, 2016, the Company's common stock. See Note 11 for further discussion of the Company's common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan's investments.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. See Note 3 for presentation of fair value measurements. The adoption had no impact on the statements of net assets available for benefits as of December 31, 2015 and 2014 or the statement of changes in net assets available for benefits for the year ended December 31, 2015.

In July 2015, the FASB issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient", which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015 and has applied the provisions retrospectively. The provisions of ASU 2015-12 Part III are not applicable to the Plan. The adoption of ASU 2015-12 has resulted in the reclassification of $62,517 related to the adjustment from fair value to contract value for the fully benefit-responsive investment contract within the Statement of Net Assets Available for Benefits as of December 31, 2014. Fully benefit-responsive investment contracts are excluded from the fair value disclosure and instead are reported at contract value on the Statement of Net Assets Available for Benefits. Furthermore, Plan management has eliminated the historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair value types.

3. Fair Value Measurements

The Plan measures and reports investments on a fair value basis and has classified and disclosed its fair value measurements using the following levels of the fair value hierarchy in accordance with ASC Topic 820.

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measurement based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).
Assets and liabilities that are measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values, stated below, takes into account the market for the Plan's assets, the associated credit risk and other factors as required under ASC Topic 820. The Plan considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

The Plan has assets classified as Level 1 as of December 31, 2015 and 2014 as described below.
Level 1 Fair Value Measurements
Mutual funds. The fair values of mutual funds that invest principally in actively traded marketable securities are derived from quoted market prices as substantially all of these instruments have active markets.
Common stock. Fair value of Company common stock is based on the market price for a share of such common stock as quoted on the New York Stock Exchange on December 31st (or the preceding business day) of the applicable year.
Self-directed brokerage accounts. Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices.

The following tables set forth the fair value of the Plan's investments as of December 31, 2015 and 2014 and are all within level 1 of the fair value hierarchy:

Investments at Fair Value as of December 31, 2015
Description	Total
Mutual funds	$56,939,880
SandRidge common stock	2,112,606
Self-directed brokerage accounts	1,082,583
Total investments at fair value	$60,135,069

Investments at Fair Value as of December 31, 2014
Description	Total
Mutual funds	$58,926,260
SandRidge common stock	9,427,679
Self-directed brokerage accounts	1,308,292
Total investments at fair value	$69,662,231

The availability of observable market data is monitored to assess the appropriate classification of the Plan's investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. The Plan’s policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. During 2015 and 2014, the Plan did not have any transfers between Level 1, Level 2 or Level 3 fair value measurements.

4. Guaranteed Investment Fund - Fully Benefit-Responsive Investment Contract

The Putnam Investments Stable Value Fund is the Plan's guaranteed investment fund option. The fund may invest in short-term money market instruments and in fully benefit-responsive synthetic GICs with various insurance companies, banks and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal amount of the GIC and an amount of interest that is guaranteed to the Plan.
GICs are carried at contract value, which represents invested principal plus contractual interest earned thereon, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive contracts through a common collective trust. The investment contracts are non-transferable, but provide for benefit-responsive withdrawals or transfers by plan participants at contract value. See Note 2 for further discussion.
The fund is designed to preserve principal investment while earning a level of interest income that is consistent with the principal preservation. The fund invests in investment contracts issued by insurance companies and other financial institutions (“wraps”), fixed income securities, and money market funds. Wraps are designed to permit the use of book value accounting to maintain a

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

constant $1 net asset value. In order to maintain the wrap issuers' promise to pay the participant-initiated withdrawals and exchanges at book value, the wraps impose ongoing contractual commitment on the fund as well as the plans invested in the fund. The Plan is required to provide a redemption notice to liquidate its entire share in the fund; however, the fund may defer honoring the withdrawal request for up to 12 months.

There are no reserves against the contract value for the credit risk of the GIC issuer or otherwise. The interest rate for a GIC is based on a formula agreed upon by the Plan and the issuer of the GIC. In no event shall the interest rate be less than zero percent. The key factors that influence future crediting rates include the following: (i) the level of market interest rates, (ii) the amount and timing of participant contributions, transfers and withdrawals, (iii) the investment returns generated, and (iv) the duration of the underlying investments.
The occurrence of certain events can limit the Plan's ability to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan Agreement (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) failure of the Plan's trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Notwithstanding the partial plan termination status discussed in Note 1 above, the Company does not believe it is probable that any event will occur that would limit the Plan's ability to transact at contract value with participants.

5. Nonparticipant-Directed Investments

There were no nonparticipant-directed investments in Company common stock included in net assets available for benefits as of December 31, 2015. Net assets available for benefits as of December 31, 2014 included nonparticipant-directed investments in Company common stock of $230,494. The change in net assets related to nonparticipant-directed investments during the 2015 plan year is as follows:

Nonparticipant-directed investment contributions	$1,267,961
Net depreciation in fair value	(661,689)
Benefits paid to participants	(53,637)
Forfeitures	(60,342)
Transfer to participant-directed investments	(722,435)
Administrative expenses	(352)
Net decrease	$(230,494)

6. Concentration of Market Risk

In previous years, the Plan invested a significant portion of its assets in Company common stock. Investments in Company common stock included participant and nonparticipant-directed investments for the plan years ended December 31, 2015 and 2014 and constituted approximately 12% of the Plan's net assets available for benefits as of December 31, 2014. As of December 31, 2015 only 3% of the Plan's net assets available for benefits was attributable to Company common stock.

7. Legal Proceedings

ERISA Class Action
On July 30, August 19 and September 14, 2015, three putative class actions were filed by different named plaintiffs in the U.S. District Court for the Western District of Oklahoma against the Company and certain of its current and former officers and directors, among other defendants. All three actions were consolidated into a single action on September 10, 2015. On November 24, 2015, plaintiffs filed a consolidated class action complaint pursuant to the Employee Retirement Income Security Act of 1974 (“ERISA”) §§ 409 and 502, alleging that defendants breached their fiduciary duties under ERISA, for which plaintiffs seek various damages. On June 2, 2016, the plaintiffs voluntarily dismissed the complaint against the Company in light of the Company’s bankruptcy petition discussed in Note 11 below. The defendants deny liability and have filed motions to dismiss. The Court has not ruled on the pending motions.

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

8. Plan Tax Status

The Company adopted a pre-approved volume submitter profit sharing plan on December 31, 2014. The Internal Revenue Service (“IRS”) determined that the volume submitter profit sharing plan, by a letter dated March 31, 2014, is designed in accordance with applicable sections of the Internal Revenue Code. The Company believes that the Plan, as amended and restated, and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2012.

9. Party-in-Interest Transactions

Parties-in-interest (as defined under Department of Labor regulations) to the Plan include any fiduciary of the Plan, any party rendering service to the Plan, the Company as an employer which has employees covered by the Plan and certain others, including Plan participants. During the plan year ended December 31, 2015, the Plan entered into the following transactions with parties-in-interest that are exempt from the Department of Labor regulations that would otherwise prohibit transactions between the Plan and parties-in-interest.

·
Certain Plan investments were managed by the Custodian. Transactions between the Plan and the Custodian qualify as party-in-interest transactions due to the Custodian's relationship with the Plan. Total assets invested in the funds managed by the Custodian were $1,989,854 and $1,894,042 at December 31, 2015 and 2014, respectively.

·	The Plan incurred $88,531 in administrative fees in 2015 to the Record Keeper which qualify as party-in-interest transactions.

·
Transactions involving shares of Company common stock are performed by the Custodian on the open market. The Plan held investments in Company common stock totaling $2,112,606 and $9,427,679 at December 31, 2015 and 2014, respectively.

·	Other assets held by the Plan include notes receivable from participants totaling $1,668,941 and $2,550,997 at December 31, 2015 and 2014, respectively.

10. Excess Contributions

The Company made qualified non-elective contributions during 2015 to satisfy relevant nondiscrimination provisions of the Plan for the plan year ended 2014. The Company will make a qualified non-elective contribution during 2016 to satisfy relevant nondiscrimination provisions of the Plan for the plan year ended December 31, 2015.

11. Subsequent Events

Changes to the Plan
Effective January 1, 2016, Plan participants were able to direct the investment of their Plan accounts attributable to Employer matching contributions at any time regardless of years of service.  Previously, Plan participants could direct the investment of accounts attributable to Employer matching contributions after one year of service for vesting purposes had been met. On January 6, 2016, the Company’s common stock was delisted from the New York Stock Exchange, and trading in shares of SandRidge Stock moved to the “over the counter” exchange with the new ticker symbol, “SDOC.” As a result of these

SANDRIDGE ENERGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED

events, the Company determined that it is in the best interests of the participants to temporarily close or “freeze” the SandRidge Stock Fund within the Plan to new investments and certain other restrictions, effective January 8, 2016. In addition, the Company no longer invests Company matching contributions in the Company’s common stock. Lastly, the Company’s common stock is not available to fund hardship distributions or participant loans.

Employer Voluntary Reorganization
On May 16, 2016, the Plan’s sponsor, SandRidge Energy, Inc. and certain of its direct and indirect subsidiaries (collectively the Debtors) filed voluntary petitions (the “Bankruptcy Petitions”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The cases are jointly administered under the caption In re: SandRidge Energy Inc., et al. (the “Chapter 11 Cases”). The Debtors continue to operate the business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Chapter 11 Cases did not impact the status of the Plan. The assets of the Plan are held in trust for the benefit of Plan participants and beneficiaries. Plan assets are not part of the Debtors’ bankruptcy estate and are not subject to the claims of the Debtors’ creditors.

12. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$66,594,571	$76,641,061
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	62,517
Net assets per Form 5500	$66,594,571	$76,703,578

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2015:

Decrease in net assets available for benefits per the financial statements	$(10,046,490)
Reverse adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	(62,517)
Net loss per Form 5500	$(10,109,007)
As discussed in Note 2, Recent Accounting Pronouncements, the Plan adopted ASU 2015-12 in the current year. As a result, the financial statements and the Form 5500 both presented the Putnam Investments Stable Value Fund at contract value as of December 31, 2015.

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT INCOME	#	$465,634
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2010 FUND	#	1,562,090
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2015 FUND	#	1,360,493
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2020 FUND	#	5,254,298
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2025 FUND	#	3,266,797
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2030 FUND	#	5,260,995
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2035 FUND	#	2,908,017
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2040 FUND	#	6,660,150
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2045 FUND	#	4,876,745
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2050 FUND	#	5,091,926
	Putnam Investments	Common/Collective Trust PUTNAM STABLE VALUE FUND	#	3,788,651
	TCW Investment Management Co.	Registered Investment Company TCW CORE FIXED INCOME FUND	#	689,898
	Franklin Templeton Investments	Registered Investment Company FRANKLIN STRATEGIC INCOME FUND	#	893,394
	American Funds	Registered Investment Company AMERICAN MUTUAL FUND	#	1,381,508
	Parnassus Investments	Registered Investment Company EQUITY INCOME FUND	#	1,957,286
*	Fidelity Management & Research Co.	Registered Investment Company SPARTAN TOTAL MARKET INDEX FUND	#	1,989,734

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

	Franklin Templeton Investments	Registered Investment Company GROWTH FUND	#	2,252,851
	American Century Investment Mgmt, Inc.	Registered Investment Company MID CAP VALUE FUND	#	904,485
	Columbia Funds	Registered Investment Company COLUMBIA MID CAP INDEX FUND	#	733,758
	Principal Management Corporation	Registered Investment Company MIDCAP BLEND FUND	#	1,073,920
	Ivy Investment Management Company	Registered Investment Company IVY MID CAP GROWTH FUND	#	614,677
	Columbia Funds	Registered Investment Company COLUMBIA MULTI-ADVISOR SMALL CAP VALUE FUND	#	238,300
	Goldman Sachs	Registered Investment Company SMALL CAP VALUE FUND	#	213,090
	Vanguard Group, Inc.	Registered Investment Company SMALL-CAP INDEX FUND	#	1,025,949
	Janus Capital Management, LLC.	Registered Investment Company JANUS TRITON FUND	#	936,287
	American Funds	Registered Investment Company NEW PERSPECTIVE FUND	#	1,214,583
	American Funds	Registered Investment Company EUROPACIFIC GROWTH FUND	#	1,200,851
	American Funds	Registered Investment Company SMALLCAP WORLD FUND	#	392,708
	Oppenheimer Funds, Inc.	Registered Investment Company OPPENHEIMER DEVELOPING MARKETS FUND	#	613,484
	Nuveen Fund Advisors, Inc.	Registered Investment Company NUVEEN REAL ESTATE SECURITIES FUND	#	920,817
	Vanguard Group, Inc.	Registered Investment Company VANGUARD ENERGY FUND	#	985,035
*	Fidelity Management & Research Company	Registered Investment Company RETIREMENT MONEY MARKET PORTFOLIO	#	120
	Self-Directed Brokerage Accounts	SELF-DIRECTED BROKERAGE ACCOUNTS	#	1,082,583

SANDRIDGE ENERGY, INC. 401(K) PLAN
EIN 20-8084793 PN 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value

*	SandRidge Energy, Inc.	Employer Security SANDRIDGE ENERGY, INC. COMMON STOCK	$29,309,870	2,112,606
	Total investments			63,923,720
*	Participant Loans	Varying maturity dates with interest rates ranging from 3.25% to 5.50%	-0-	1,668,941
	Total			$65,592,661

*	Denotes party-in-interest
#	Participant-directed investment; cost information is not required.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SANDRIDGE ENERGY, INC. 401(k) PLAN
Date: June 27, 2016	By:	/s/ R. SCOTT GRIFFIN
R. Scott Griffin
Senior Vice President, Human Resources, on
Behalf of SandRidge Energy, Inc. as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm - McConnell & Jones LLP